SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

WACOAL CORP.

(Translation of Registrant's Name Into English)

**29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A)

This report is a Report on Form 6-K filed by Wacoal Corp. (the "Company").

This Report contains a copy of the following:

1. Report on Consolidated Financial Results and Forecast for the Year Ended March 31, 2002.

2. Press release, dated May 14, 2002, with respect to the Company's repurchase of its shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL CORP.

By: ______________________

Nobuhiro Matsuda
General Manager

Date: MAY 27, 2002

Attachment 1

Report on Consolidated Financial Results and Forecast

for the Year Ended March 31, 2002

Report on Consolidated Financial Results and Forecast

May 14, 2002

Year ended March 31, 2002

WACOAL CORP.

Code Number : 3591

Head Office : 29 Nakajima-cho,Kisshoin Minamiku,Kyoto 601-8530, Japan

Stock Exchanges: Tokyo Stock Exchange, Osaka Securities Exchange, NASDAQ

Director : Shoichi Suezawa

Board Meeting Date : May 14, 2002

Fiscal Year End: March, 31

Tel : (075) 682-1010

Year ended March 31, 2002 Business Results (April 1,2001-March 31, 2002)

(1) Management Performance

	Millions of Yen		Thousands of U.S. Dollars
	Year ended 2002/3/31	Year ended 2001/3/31	Year ended 2002/3/31
Net Sales	¥ 162,829 (0.5 %)	¥ 162,023 (-2.4 %)	$ 1,227,046
Operating Income	7,186 (-25.3)	9,624 (-13.4)	54,152
Income before Income taxes, Equity in Net Income of Affiliated Companies, Minority Interests and Cumulative Effect of Accounting Change	7,613 (-62.2)	20,129 (76.6)	57,370
Income before Cumulative Effect of Accounting Change	4,983 (-59.1)	12,175 (67.8)	37,551
Net Income	4,983 (-54.2)	10,889 (50.1)	37,551
	Yen		U.S. Dollars
Net Income per common share	¥ 33.22	¥ 71.17	$ 0.25
Net Income per common share-Assuming Full Dilution	—	—	—

(Notes)

1. The amounts in parentheses represent the percentage fluctuation compared to the corresponding period in the prior year.
2. Income from equity investments was ¥ 1,148 millions ($ 8,651 thousands) and ¥ 1,271 millions for the year ended March 31, 2002 and 2001, respectively.

(2)*Financial Condition*

	Millions of Yen		Thousands of U.S. Dollars
	2002/3/31	2001/3/31	2002/3/31
Total Assets	¥ 223,985	¥ 232,262	$ 1,687,905
Shareholders' Equity	168,205	172,558	1,267,558
Shareholders' Equity to Assets	75.1 %	74.3 %	
	Yen		U.S. Dollars
Shareholders' Equity per Common Share	¥ 1,128.05	¥ 1,141.89	$ 8.50

(3)Cash Flow

	Millions of Yen		Thousands of U.S. Dollars
	Year ended 2002/3/31	Year ended 2001/3/31	Year ended 2002/3/31
Net Cash provided by Operating Activities	¥ 8,653	¥ 11,480	$ 65,207
Net Cash used in Investing Activities	(9,412)	(13,686)	(70,927)
Net Cash used in Financing Activities	(5,472)	(6,478)	(41,236)

Cash and Cash Equivalents at the end of Period	35,381	41,196	266,624

(Notes)

Translation into United States dollars:

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar amounts included herein represent translations solely for convenience. The exchange rate in effect at March 29, 2002 of ¥132.70 = $1, which is the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, has been used for financial statement translation purposes. The translations should not be construed as representations that yen amounts have been, could have been, or could in the future be, converted into United States dollars at this or any rate.

Basis of financial data:

The Companies' consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, except for the omission of segment information required by Statement of Financial Accounting Standards No 131, "Disclosure About Segments of an Enterprise and Related Information".

(4)Forecast for the Year ended March 31, 2003 (April 1, 2002-March 31,2003)

	Millions of Yen	Thousands of U.S. Dollars
Net Sales	¥ 165,000	$ 1,243,406
Operating Income	8,700	65,561
Income before income taxes and Minority Interests	8,200	61,794
Net Income	5,200	39,186

Consolidated Balance Sheets

WACOAL CORP. AND SUBSIDIARIES
March 31, 2002 and 2001

ASSETS	Millions of Yen 3/31/2002	Millions of Yen 3/31/2001	Thousands of U.S.Dollars 3/31/2002
Current Assets:			
Cash and cash equivalents:			
Cash	¥ 10,656	¥ 7,634	$ 80,301
Time deposits and certificates of deposit	24,725	33,562	186,323
Total	35,381	41,196	266,624
Marketable securities	40,203	34,499	302,962
Notes and accounts receivable:			
Trade notes	2,206	2,651	16,624
Trade accounts	21,537	22,049	162,298
Allowance for returns and doubtful receivables	(2,965)	(2,869)	(22,344)
Inventories	24,899	25,601	187,634
Deferred income taxes	4,604	4,647	34,695
Other current assets	1,525	1,734	11,492
Total current assets	127,390	129,508	959,985
Property,Plant and Equipment:			
Land	24,649	25,284	185,750
Buildings	55,786	55,197	420,392
Machinery and equipment	12,314	11,530	92,796
Construction in progress	187	—	1,409
Total	92,936	92,011	700,347
Accumulated depreciation	(35,645)	(33,367)	(268,614)
Net property, plant and equipment	57,291	58,644	431,733
Other Assets:			
Investments in affiliates	10,247	8,670	77,219
Investments	22,509	28,877	169,623
Lease deposits and other	6,548	6,563	49,345
Total other assets	39,304	44,110	296,187
Total	¥ 223,985	¥ 232,262	$ 1,687,905

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 3/31/2002	Millions of Yen 3/31/2001	Thousands of U.S.Dollars 3/31/2002
Current Liabilities:			
Short-term bank loans	¥ 7,397	¥ 8,088	$ 55,742
Notes and accounts payable:			
Trade notes	6,061	8,513	45,675
Trade accounts	8,147	7,214	61,394
Accrued payroll and bonuses	7,484	7,743	56,398
Income taxes payable	2,096	3,093	15,795
Other current liabilities	5,747	6,281	43,308
Current portion of long-term debt	163	517	1,228
Total current liabilities	37,095	41,449	279,540
Long-Term Liabilities:			
Long-term debt	1,235	892	9,307
Liability for termination and retirement benefits	12,334	6,709	92,946
Deferred income taxes	3,346	8,957	25,215
Total long-term liabilities	16,915	16,558	127,468
Minority Interests	1,770	1,697	13,338
Shareholders' Equity:			
Common stock, par value of ¥50 per share-authorized, 235,000,000 and 237,000,000 shares in March 31, 2002 and 2001; issued and outstanding, 149,116,685 and 151,116,685 shares in March 31, 2002 and 2001	13,260	13,260	99,925
Additional paid-in capital	25,242	25,242	190,219
Retained earnings	132,891	132,322	1,001,439
Accumulated other comprehensive income(loss):			
Foreign currency translation adjustments	(937)	(2,418)	(7,061)
Unrealized gains on securities	199	4,152	1,500
Additional minimum pension liability	(2,445)	—	(18,425)
Treasury stock	(5)	—	(38)
Total shareholders' equity	168,205	172,558	1,267,559
Total	¥ 223,985	¥ 232,262	$ 1,687,905

Consolidated Statements of Income and Retained Earnings

WACOAL CORP. AND SUBSIDIARIES
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S.Dollars
	3/31/2002	3/31/2001	3/31/2002
Net Sales	¥ 162,829	¥ 162,023	$ 1,227,046
Operating Costs and Expenses:			
Cost of sales	86,567	87,493	652,351
Selling, general and administrative	69,076	64,906	520,543
Total operating costs and expenses	155,643	152,399	1,172,894
Operating Income	7,186	9,624	54,152
Other Income and Expenses:			
Interest income	356	395	2,683
Interest expenses	(239)	(333)	(1,801)
Dividend income	201	268	1,515
Gain on sale, transfer or exchange of investments	502	11,025	3,783
Other - net	(393)	(850)	(2,962)
Income before Income Taxes, Equity in Net Income of Affiliated Companies, Minority Interests, and Cumulative Effect of Accounting Change	7,613	20,129	57,370
Income Taxes:			
Current	4,405	5,181	33,195
Deferred	(620)	3,877	(4,672)
Total income taxes	3,785	9,058	28,523
Income before Equity in Net Income of Affiliated Companies, Minority Interests and Cumulative Effect of Accounting Change	3,828	11,071	28,847
Equity 0in Net Income of Affiliated Companies	1,148	1,271	8,651
Minority Interests	7	(167)	53
Income before Cumulative Effect of Accounting Change	4,983	12,175	37,551
Cumulative Effect of Accounting Change	—	(1,286)	—
Net Income	4,983	10,889	37,551
Retained Earnings:			
Beginning of period	132,322	126,780	997,151
Appropriations:			
Cash dividends paid:			
Common stock	(2,040)	(2,544)	(15,373)
Retirement of treasury stock	(2,374)	(2,803)	(17,890)
End of period	¥ 132,891	¥ 132,322	$ 1,001,439

	Yen		U.S.Dollars
Income before Cumulative Effect of Accounting Change per American Depositary Share	¥ 166	¥ 398	$ 1.25
Net income per American Depositary Share	166	356	1.25

(5 shares of common stock)

Consolidated Statements of Cash Flows

WACOAL CORP. AND SUBSIDIARIES
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S.Dollars
	3/31/2002	3/31/2001	3/31/2002
Operating Activities:			
Net income	¥ 4,983	¥ 10,889	$ 37,551
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	—	1,286	—
Depreciation and amortization	3,533	3,265	26,624
Deferred income taxes	(620)	3,877	(4,672)
Gain on sale, transfer or exchange of investments	(502)	(11,025)	(3,783)
Undistributed earnings of affiliates, less dividends	(1,028)	(943)	(7,747)
Changes in operating assets and liabilities	2,287	4,131	17,234
Net cash provided by operating activities	8,653	11,480	65,207
Investing Activities:			
Proceeds from sales and redemption of marketable securities	29,248	19,267	220,407
Payments to acquire marketable securities	(35,148)	(29,559)	(264,868)
Proceeds from sales of property, plant and equipment	115	219	867
Proceeds from sales and redemption of investments	65	487	490
Capital expenditures	(2,484)	(1,182)	(18,719)
Payments to acquire investments	(895)	(1,510)	(6,745)
Payments to acquire subsidiary stock	—	(771)	—
Increase in lease deposits and other	(313)	(637)	(2,359)
Net cash used in investing activities	(9,412)	(13,686)	(70,927)
Financing Activities:			
Decrease in short-term bank loans	(1,018)	(340)	(7,671)
Repayments of long-term debt	(556)	(820)	(4,190)
Proceeds from issuance of long-term debt	521	29	3,926
Retirement of treasury stock	(2,379)	(2,803)	(17,928)
Dividends paid on common stock	(2,040)	(2,544)	(15,373)
Net cash used in financing activities	(5,472)	(6,478)	(41,236)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	416	(9)	3,135
Net Decrease in Cash and Cash Equivalents	(5,815)	(8,693)	(43,821)
Cash and Cash Equivalents at Beginning of Period	41,196	49,889	310,445
Cash and Cash Equivalents at End of Period	¥ 35,381	¥ 41,196	$ 266,624
Additional Cash Flow Information:			
Cash paid for :			
Interest	¥ 231	¥ 229	$ 1,741
Income taxes	5,402	5,121	40,708
Noncash Investing Activities :			
Fair value of marketable securities contributed to retirement trust fund	—	7,705	—
Fair value of marketable securities received in exchange for certain investment securities	1,927	4,101	14,521

平成１４年３月期　連結決算短信〔米国会計基準〕

平成１４年５月１４日

上場会社名　株式会社ワコール　　上場取引所　東・大
コード番号　３５９１　　本社所在都道府県　京都府
（URL http://www.wacoal.co.jp/）
問合せ先　責任者役職名　取締役　スタッフ担当
　　　　　氏　　名　末澤昭一　　TEL.　(075)682-1010
決算取締役会開催日　平成１４年　５月１４日
米国会計基準採用の有無　有

１．１４年３月期の連結業績（平成１３年４月１日～平成１４年３月３１日）

（１）連結経営成績　（注）表示金額は百万円未満の端数を四捨五入しております。

	売上高		営業利益		税引前当期純利益	
	百万円	%	百万円	%	百万円	%
１４年３月期	１６２，８２９	0.5	７，１８６	△25.3	７，６１３	△62.2
１３年３月期	１６２，０２３	△ 2.4	９，６２４	△13.4	２０，１２９	76.6

	当期純利益		１株当たり当期純利益	潜在株式調整後１株当たり当期純利益	株主資本当期純利益率	総資本税引前当期純利益率	売上高税引前当期純利益率
	百万円	%	円　銭	円　銭	%	%	%
１４年３月期	４，９８３	△54.2	３３　２２	――――	２．９	３．３	４．７
１３年３月期	１０，８８９	50.1	７１　１７	――――	６．３	８．６	１２．４

（注）① 持分法投資損益　14年3月期　1,148 百万円　13年3月期　1,271 百万円
② 期中平均株式数（連結）　14年3月期　149,985,724 株　13年3月期　152,992,548 株
③ 会計処理方法の変更　無
④ 売上高、営業利益、税引前当期純利益、当期純利益におけるパーセント表示は対前期増減率

（２）連結財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円　銭
１４年３月期	２２３，９８５	１６８，２０５	７５．１	１，１２８　０５
１３年３月期	２３２，２６２	１７２，５５８	７４．３	１，１４１　８９

（注）　期末発行済株式数（連結）　14年3月期　149,111,694 株　13年3月期　151,116,685 株

（３）連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
１４年３月期	８，６５３	△　９，４１２	△　５，４７２	３５，３８１
１３年３月期	１１，４８０	△１３，６８６	△　６，４７８	４１，１９６

（４）連結範囲及び持分法の適用に関する事項
連結子会社数　３４社　　持分法適用非連結子会社数　なし　　持分法適用関連会社数　５社

（５）連結範囲及び持分法の適用の異動状況
連結　（新規）１社　（除外）１社　　持分法　（新規）なし　（除外）なし

２．１５年３月期の連結業績予想（平成１４年４月１日～平成１５年３月３１日）

	売上高	営業利益	税引前当期純利益	当期純利益
	百万円	百万円	百万円	百万円
中間期	８５，０００	６，８００	６，７００	４，０００
通期	１６５，０００	８，７００	８，２００	５，２００

（参考）　１株当たり予想当期純利益（通期）　３４円８７銭

※上記の予想は、本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は、今後様々な要因によって大きく異なる結果となる可能性があります。
なお、上記業績予想に関する事項は、添付資料の６ページをご参照下さい。

Ⅰ．企業集団の状況

当社の企業集団は、株式会社ワコール（当社）及び子会社３４社、関連会社５社で構成され、インナーウェア（主に婦人のファンデーション、ランジェリー、ナイトウェア及びリトルインナー）、アウターウェア、スポーツウェア、その他の繊維製品及び関連製品の製造、卸売販売及び一部製品の消費者への直接販売を主な事業としており、更にその他の事業として、ハウジング・飲食・文化・サービス及び店舗内装工事等の事業を展開しております。

当グループの事業に関わる位置づけ、及び事業の種類別セグメントとの関連は次のとおりであります。

事業区分	営業区分	主要な会社	
繊維製品及び関連製品	製造販売会社	国内	当社、㈱スタディオファイブ、㈱ポイントアップ （計 3社）
		海外	WACOAL AMERICA INC. 、北京華歌爾服装有限公司、㈱新栄ワコール(韓国)、台湾華歌爾股份有限公司、廣東華歌爾時装有限公司、THAI WACOAL PUBLIC CO.,LTD. 他 3社 （計 9社）
	販売会社	国内	㈱インティメートガーデン、㈱ウンナナクール （計 2社）
		海外	WACOAL SINGAPORE PRIVATE LTD.、WACOAL HONG KONG CO.,LTD.、WACOAL FRANCE S.A.、WACOAL (UK) LTD. 他 1社 （計 5社）
	縫製会社	国内	長崎ワコール縫製㈱、東海ワコール縫製㈱、新潟ワコール縫製㈱、㈱トリーカ 他 5社 （計 9社）
		海外	SARADONA MFG CORP.（ドミニカ共和国） 他 1社 （計 2社）
	材料調達会社	海外	WACOAL INTERNATIONAL HONG KONG CO.,LTD. （計 1社）
その他	文化事業サービス会社	国内	当社、㈱ワコールアートセンター （計 2社）
	その他の事業会社	国内	当社、㈱七彩、和江㈱、ワコールサービス㈱、㈱キスコ、㈱ワコールキャリアサービス、ワコール流通㈱ （計 7社）
		海外	WACOAL INTERNATIONAL CORP.(米国)、和江留投資股份有限公司(台湾) （計 2社）

以上の企業集団の状況について事業系統図を示すと次のとおりであります。


消　費　者
取　引　先
販　売
販　売
国　内
海　外
株式会社ワコール（当社）
（縫製会社　9社）
長崎ワコール縫製㈱
東海ワコール縫製㈱
新潟ワコール縫製㈱
㈱トリーカ
他5社
原材料の供給
半製品の供給
（販売会社　2社）
㈱インティメートガーデン
㈱ウンナナクール
製品の供給
製品の供給
（製造・販売会社　2社）
㈱スタディオファイブ
㈱ポイントアップ
（文化事業サービス会社　1社）
㈱ワコールアートセンター
運営管理サービスの提供
（その他の事業会社　6社）
㈱七彩
和江㈱
ワコールサービス㈱
㈱キスコ
㈱ワコールキャリアサービス
ワコール流通㈱
販売什器の提供及び業務サービス等
（北米地区）
（投資会社　1社）
WACOAL INTERNATIONAL CORP.　（米国）
原材料の供給
（製造・販売会社　1社）
WACOAL AMERICA INC.　（米国）
原材料の供給
製品の供給
（縫製会社　2社）
SARADONA MFG CORP.　（ドミニカ共和国）
他1社
製品の供給
製品の供給
（欧州地区）
（販売会社　2社）
WACOAL FRANCE S.A.（フランス）
WACOAL (UK) LTD.　（イギリス）
製品の供給
（アジア地区）
（投資会社　1社）
和江留投資股份有限公司（台湾）
（販売会社　3社）
WACOAL SINGAPORE PRIVATE LTD.　（シンガポール）
WACOAL HONG KONG CO.,LTD.　（香港）
他1社
製品の供給
製品の供給
原材料の供給
半製品の供給
（製造・販売会社　8社）
廣東華歌爾時装有限公司（中国）
北京華歌爾服装有限公司（中国）
㈱新栄ワコール　（韓国）
台湾華歌爾股份有限公司（台湾）
THAI WACOAL PUBLIC CO.,LTD.　（タイ）
他3社
材料の供給
（材料調達会社　1社）
WACOAL INTERNATIONAL HONG KONG CO.,LTD.　（香港）

Ⅱ．経営方針

当グループは『女性共感企業』として、女性の美しい生き方を支援する企業を目指しています。

今後の事業領域としては、「こころ」と「からだ」を総称して「ボディ」と捉え、すべての女性一人ひとりの「心身の個性美表現」を支援する事業、「ボディデザイニングビジネス」(The Body Designing Business)を積極的に展開します。

具体的事業計画としては昨年よりスタートした中期計画に基づき、次の施策を推進中です。

1．既存事業の再編成

①インティメート事業領域のブランド再編成

コーポレートブランドの差別化と競争力向上のため、インナーウェアブランド体系の整理を行ない、それぞれの展開に適した組織体制の整備と売場開発を進める。

②ウェルネス事業領域への参入

健康志向が高まり「健康」や「快適」をキーワードにしたサービスや商品が多くの消費者の支持を集めている中、「スポーツ＆コンディショニング」「ウォーキングサイエンス」「セラピー＆リラクシング」等をテーマとしたライフスタイル提案型ビジネスを展開する。

2．新規事業開発

①ＳＰＡ（製造小売）、インターネット通販及びカタログ通販

衣料品市場の構造的な変化に対応するため、新しい顧客との接点開発を積極的に進める。特にＳＰＡについて店舗の積極的拡大を進める。

②グッドエイジ事業展開

高齢社会における新たなマーケットニーズに対応する商品群の開発と販路開拓を進める。

3．新付加価値の編集

①「デューブルベ」を核としたサロン業態の展開

セミオーダーブラジャー「デューブルベ」を核に、ＣＲＭ（カスタマー・リレーションシップ・マネジメント）の展開拡充を図る。

②知的ＯＥＭ事業の展開

当グループのコアコンピタンスを活かしたアライアンス事業や付加価値編集型のOEM事業に取り組む。

4．構造改革の推進

「スピード」と「コスト」をキーワードに、企画設計、材料調達、生産、マーチャンダイジング、物流の構造改革に取り組む。

5．グローバルな事業活動の展開

①中国事業の積極的拡大

中国市場の基盤作りに向け、中国国内販売拠点の強化・拡大を図る。

②香港をネットワークの中核とするグローバルな企画、調達、生産の体制・機能の整備を進める。

また、相次いだ大手流通グループの経営破綻や取引先店舗の閉鎖などに伴う売上の減少が当グループの業績に影響を与えています。会社が対処すべき課題として、今後もこうした環境変化が起こり得ることを前提に、各商圏、地域別にそれぞれの環境変化に対応しながら売上の維持拡大を図る、エリア戦略の強化に取り組んでいきます。

配当政策につきましては、安定した経営基盤の確保のため財務体質の強化を図りつつ、配当性向を勘案しながら安定的な配当の継続に努めます。

また、株式の価値の向上と株主の皆様への利益還元の一環として、自己株式の取得及び利益による消却を当期に２００万株、前期に３００万株実施いたしましたが、今後も市場動向に留意し対応を検討していきます。

内部留保金につきましては、生産から物流、販売に至る一貫体制の構築や情報システムの整備、ＳＰＡによる新しい売場開発などに投資していきます。これらの投資による将来の収益向上を通じて、株主の皆様への還元を図らせていただきたいと考えています。

目標とする経営指標としましては、企業価値の向上に向けてＲＯＥ（株主資本利益率）６％以上の達成を掲げ、利益の拡大と株主資本の効率的な運用に努めます。併せて、営業利益率９％以上を目標におき、コストダウンと経費の抑制に努め、効率経営を目指します。

経営管理組織の整備としましては、迅速で適切な意思決定と経営の責任と権限の明確化を図るため、執行役員制を導入します。また経営内容の透明性を高めるため、ＩＲ活動を充実し、株主、投資家の皆様への積極的な情報開示に努めます。

さらに企業活動のあらゆる側面を企業倫理の観点から見直し、ビジネスの公正さを維持し、経営品質をバランス良く向上させるため、「企業倫理・ワコールの行動指針」を作成し、企業倫理の啓発、定着及び浸透を図っていきます。

当グループは、投資家による自社株式の長期安定的な保有を促進するとともに、投資家層の拡大を図ることが重要であり、このためには個人投資家を想定した投資単位の引き下げは有用な施策であると認識しています。今後、株式市場の趨勢などを勘案するとともに、これに要する費用と効果などを慎重に検討した上で必要があると認められた場合には積極的に対処していきたいと考えています。

Ⅲ．経営成績及び財政状態

（1）経営成績

当期の業績全般の概況

当期の日本経済は、情報技術（ＩＴ）関連財の輸出や生産の減速により始まった景気の調整が家計部門へと波及し、完全失業率の上昇や個人消費の低迷が続くといった非常に厳しい状況でした。海外におきましても、米国の同時多発テロ後の個人消費の低迷などが輸出依存度の高いアジア経済に大きな影響を与え、世界経済全体が低迷しました。

こうした中にありまして、当グループは商品力の向上を図るとともに、中期計画に掲げた基本施策に基づく積極的な事業展開に努めてまいりました。ワコールブランドにおきましては、キャンペーン商品の「キメブラ」が春夏シーズンには好調に推移しましたが、秋冬シーズンでは計画を下回る実績に終わっています。秋冬シーズンに「あったか研究所」として展開した肌着グループは幅広い年齢層に支持され伸長しました。また専門店業態が不振の中、同チャネル対応ブランドのサルートが低迷しました。その他の商品群では、ミセス、マチュア世代を対象としたインナーウェア「ラヴィエゼ」「グラッピー」が引き続き好調に推移しました。ウイングブランドにおきましては、流行のローライズボトムに対応したショーツ「シークレットヒップス」がヒット、チェーンストア向けの高感度商品である「レシアージュ」も好調に推移しました。

また大手流通グループの経営破綻や店舗閉鎖が相次ぐなど流通業界がおかれた厳しい状況の中、当グループもその影響を強く受けました。

一方で積極的に出店を進めてきたＳＰＡ事業は、３月末時点でブラジャーのセミオーダーサロン「デューブルベ」１７店と合わせ５６店となっています。今後もさらに積極的に出店を行なっていきます。

国内の子会社では、マネキン・販売什器のリースや店舗・売場の設計施工を行なう㈱七彩が受注獲得競争の激化に伴って採算性が悪化したこと、また同社の所有していた遊休不動産を売却することによって損失が発生しました。

海外事業に関しましては、アジアの関係会社各社の国内売上は総じて堅調に推移しました。米国市場では昨年９月以降は同時多発テロ発生の影響を受けたものの、全体としてはワコールブランドの好調と前年不振だった「ＤＫＮＹ」ブランドの復調により前年を上回る業績となりました。

これらの結果、当期の売上高は１，６２８億２９百万円で，前期に比し０．５％の増加となりました。

利益面では、物流業務の改革や原材料の集約、海外生産の拡大など構造改革への取組みによるコストダウンを進めてきましたが、売上の停滞や、売場の改装費用、退職給付費用の増加といった経費増に加え㈱七彩所有不動産の売却損のため、当期の営業利益は７１億８６百万円で、前期に比し２５．３％の減少となりました。また前期においてはその他の収益として、退職給付信託設定益６５億８１百万円、㈱ワコール保有の「株式会社エーユー」株と「ケイディーディーアイ株式会社」との株式交換差益４０億７６百万円を計上していたため、当期の税引前利益は７６億１３百万円で、前期に比し６２．２％の減少、当期純利益は４９億８３百万円で、前期に比し５４．２％の減少となりました。

事業の種類別売上は、「繊維製品及び関連製品」の当期の売上高が１，４６４億３８百万円で前期に比し０．５％の増加、「その他」は１６３億９１百万円で前期に比し０．５％の増加となりました。

所在地別売上は、「日本」が１，４５９億３０百万円でグループ全体の売上の８９．６％を占め、「アジア」が２．９％、「欧米」が７．５％を占めました。

なお、当期の配当については、１株当たり１３円５０銭の配当金とさせていただきたいと存じます。

次期の見通し

今後の経済情勢につきましては、日本経済がＩＴ関連産業の在庫調整の進捗と輸出が下げ止まり傾向を見せていることから、景気回復の兆しは強まっていると思われますが、デフレの進行や金融システム不安、さらには企業のリストラや経営破綻とそれに伴う雇用不安定等、解決すべき課題は山積しており、当分の間は実感できる景気回復までには至らないと予測されます。海外におきましては、米国経済が昨年末からは順調な回復を見せており、またアジアにおきましてもＩＴ関連の輸出減速が底を打ち、景気回復に向かっていると思われます。

国内女性ファッション衣料品業界におきましても、消費抑制の傾向の中で消費者の価格と価値のバランスを重視した選別消費の指向はますます強まり、流通業界の激しい変化とあいまって、企業間の競争は一層厳しくなると予想されます。

こうした状況において当グループは、各世代層の消費者に支持される商品の開発に一層努めるとともに、中期計画に基づきＳＰＡやカタログ、インターネットなど顧客との新しい接点の拡大等、積極的な施策を推進するとともに、効率経営の徹底に向けた構造改革を更に推し進めていきます。

次期の見通しとしましては、売上高１，６５０億円、営業利益８７億円、税引前当期純利益８２億円、当期純利益５２億円を目標としています。

（２）財政状態

当期のキャッシュ・フローの状況

当期の営業活動によるキャッシュ・フローは、前期に比べ、売掛債権や棚卸資産などの圧縮効果により１９億５８百万円増加したものの、一方で買掛債務が４７億０７百万円減少したことなどにより前期比２８億２７百万円減少し、８６億５３百万円となりました。

投資活動によるキャッシュ・フローは、預金を短期債券による運用にシフトしたことなどにより９４億１２百万円の支出となりました。

財務活動によるキャッシュ・フローは、自己株式の取得や配当金の支払等により５４億７２百万円の支出となりました。

これらを合計した現金及び現金同等物の期末残高は、前期に比べ５８億１５百万円減少の３５３億８１百万円となっています。

また、営業活動によるキャッシュ・フローから設備投資額と配当を差し引いて求めたフリー・キャッシュ・フローは、４１億２９百万円となりました。

Ⅳ－１．連結貸借対照表

科目	当期 平成14年3月31日現在	前期 平成13年3月31日現在	増減金額
（資産の部）	百万円	百万円	百万円
流動資産			
現金及び預金	10,656	7,634	3,022
定期預金	24,725	33,562	△ 8,837
有価証券	40,203	34,499	5,704
売掛債権			
受取手形	2,206	2,651	△ 445
売掛金	21,537	22,049	△ 512
	23,743	24,700	△ 957
返品調整引当金及び貸倒引当金	△ 2,965	△ 2,869	△ 96
	20,778	21,831	△ 1,053
たな卸資産	24,899	25,601	△ 702
繰延税金資産	4,604	4,647	△ 43
その他の流動資産	1,525	1,734	△ 209
流動資産計	127,390	129,508	△ 2,118
有形固定資産			
土地	24,649	25,284	△ 635
建物及び構築物	55,786	55,197	589
機械装置及び工具器具備品等	12,314	11,530	784
建設仮勘定	187	—	187
	92,936	92,011	925
減価償却累計額	△35,645	△33,367	△ 2,278
有形固定資産計	57,291	58,644	△ 1,353
その他の資産			
関連会社投資	10,247	8,670	1,577
投資	22,509	28,877	△ 6,368
敷金及びその他	6,548	6,563	△ 15
その他の資産計	39,304	44,110	△ 4,806
資産合計	223,985	232,262	△ 8,277

科目	当期 平成14年3月31日現在	前期 平成13年3月31日現在	増減金額
(負債、少数株主持分及び資本の部)	百万円	百万円	百万円
流動負債			
短期借入金	7,397	8,088	△ 691
買掛債務			
支払手形	6,061	8,513	△ 2,452
買掛金	8,147	7,214	933
	14,208	15,727	△ 1,519
未払給料及び賞与	7,484	7,743	△ 259
未払法人税等	2,096	3,093	△ 997
その他の流動負債	5,747	6,281	△ 534
一年以内返済予定長期債務	163	517	△ 354
流動負債計	37,095	41,449	△ 4,354
固定負債			
長期債務	1,235	892	343
退職給付引当金	12,334	6,709	5,625
繰延税金負債	3,346	8,957	△ 5,611
固定負債計	16,915	16,558	357
少数株主持分	1,770	1,697	73
資本			
資本金	13,260	13,260	—
資本剰余金	25,242	25,242	—
連結剰余金	132,891	132,322	569
その他の包括利益累計額			
為替換算調整額	△ 937	△ 2,418	1,481
未実現有価証券評価益	199	4,152	△ 3,953
追加最小年金債務	△ 2,445	—	△ 2,445
自己株式	△ 5	△ 0	△ 5
資本計	168,205	172,558	△ 4,353
負債、少数株主持分及び資本合計	223,985	232,262	△ 8,277

Ⅳ－２．連結損益及び剰余金結合計算書

科目	当期 自平成13年4月 1日 至平成14年3月31日		前期 自平成12年4月 1日 至平成13年3月31日		増減金額
	百万円	%	百万円	%	百万円
売上高	１６２，８２９	100.0	１６２，０２３	100.0	８０６
営業費用					
売上原価	８６，５６７	53.2	８７，４９３	54.0	△　９２６
販売費及び一般管理費	６９，０７６	42.4	６４，９０６	40.1	４，１７０
営業費用計	１５５，６４３	95.6	１５２，３９９	94.1	３，２４４
営業利益	７，１８６	4.4	９，６２４	5.9	△　２，４３８
その他の収益・費用(△)					
受取利息	３５６	0.2	３９５	0.2	△　３９
支払利息	△　２３９	△0.1	△　３３３	△0.2	９４
受取配当	２０１	0.1	２６８	0.2	△　６７
投資有価証券売却、交換及び退職給付信託設定益	５０２	0.3	１１，０２５	6.8	△１０，５２３
その他損益（純額）	△　３９３	△0.2	△　８５０	△0.5	４５７
その他の収益・費用計	４２７	0.3	１０，５０５	6.5	△１０，０７８
税金等調整前当期純利益	７，６１３	4.7	２０，１２９	12.4	△１２，５１６
法人税等					
当期税額	４，４０５	2.7	５，１８１	3.2	△　７７６
繰延税額	△　６２０	△0.4	３，８７７	2.4	△　４，４９７
法人税等計	３，７８５	2.3	９，０５８	5.6	△　５，２７３
会計処理変更、持分法投資損益及び少数株主持分損益調整前当期純利益	３，８２８	2.4	１１，０７１	6.8	△　７，２４３
持分法投資損益	１，１４８	0.7	１，２７１	0.8	△　１２３
少数株主持分損益	７	0.0	△　１６７	△0.1	１７４
会計処理変更前当期純利益	４，９８３	3.1	１２，１７５	7.5	△　７，１９２
会計処理変更による累積的影響額	―	－	△　１，２８６	△0.8	１，２８６
当期純利益	４，９８３	3.1	１０，８８９	6.7	△　５，９０６
連結剰余金					
期首残高	１３２，３２２		１２６，７８０		５，５４２
現金配当	△　２，０４０		△　２，５４４		５０４
自己株式消却額	△　２，３７４		△　２，８０３		４２９
期末残高	１３２，８９１		１３２，３２２		５６９
１株当たり会計処理変更前当期純利益	３３円２２銭		７９円５８銭		
１株当たり当期純利益	３３円２２銭		７１円１７銭		

(注) １．米国財務会計基準書第１３０号「包括利益の報告」を適用しており、同基準書に基づく平成１４年３月期及び平成１３年３月期の資本取引以外の資本勘定の増減（包括利益）は、それぞれ６６百万円及び４，２９３百万円の増加となっております。
２．持分法投資損益は前期まで「その他の収益・費用」に含めておりました。当期の表示区分の変更に伴い、前期についても、持分法投資損益を組替えて表示しております。

Ⅳ－３．連結キャッシュ・フロー計算書

科目	当期 自平成13年4月1日 至平成14年3月31日	前期 自平成12年4月1日 至平成13年3月31日	増減金額
	百万円	百万円	百万円
Ⅰ．営業活動によるキャッシュ・フロー			
1．当期純利益	4，983	10，889	△　5，906
2．営業活動による純資金収入への調整			
(1)会計処理変更による累積的影響額	－	1，286	△　1，286
(2)減価償却費	3，533	3，265	268
(3)繰延税金	△　620	3，877	△　4，497
(4)固定資産除売却損益	740	75	665
(5)投資有価証券売却，交換及び退職給付信託設定益	△　502	△　11，025	10，523
(6)持分法投資損益	△　1，028	△　943	△　85
(8)資産及び負債の増減			
売掛債権の減少	1，306	321	985
たな卸資産の減少	1，262	289	973
その他の流動資産の減少	395	437	△　42
買掛債務の増加（△減少）	△　2，049	2，658	△　4，707
退職給付引当金の増加	1，400	459	941
未払費用及びその他の流動負債の減少	△　1，293	△　279	△　1，014
(8)その他	526	171	355
営業活動によるキャッシュ・フロー	8，653	11，480	△　2，827
Ⅱ．投資活動によるキャッシュ・フロー			
1．有価証券の売却及び償還収入	29，248	19，267	9，981
2．有価証券の取得	△　35，148	△　29，559	△　5，589
3．有形固定資産の売却収入	115	219	△　104
4．子会社株式の取得	－	△　771	771
5．投資の売却及び償還収入	65	487	△　422
6．有形固定資産の取得	△　2，484	△　1，182	△　1，302
7．投資の取得	△　895	△　1，510	615
8．その他の資産の増加	△　313	△　637	324
投資活動によるキャッシュ・フロー	△　9，412	△　13，686	4，274
Ⅲ．財務活動によるキャッシュ・フロー			
1．短期借入金の減少	△　1，018	△　340	△　678
2．長期債務の減少	△　556	△　820	264
3．長期債務の増加	521	29	492
4．自己株式の取得	△　2，379	△　2，803	424
5．現金配当	△　2，040	△　2，544	504
財務活動によるキャッシュ・フロー	△　5，472	△　6，478	1，006
Ⅳ．現金及び現金同等物に係る換算差額	416	△　9	425
Ⅴ．現金及び現金同等物の減少額	△　5，815	△　8，693	2，878
Ⅵ．現金及び現金同等物の期首残高	41，196	49，889	△　8，693
Ⅶ．現金及び現金同等物の期末残高	35，381	41，196	△　5，815

補足情報

現金支払額			
利息	231	229	2
法人税等	5，402	5，121	281
現金支出を伴わない投資活動			
退職給付信託への投資有価証券拠出	－	7，705	△　7，705
株式交換	1，927	4，101	△　2，174

Ⅳ－４．連結財務諸表作成の基本となる事項

１．連結範囲及び持分法の適用に関する事項

主要連結子会社	㈱スタディオファイブ、㈱ポイントアップ、㈱トリーカ、㈱七彩、WACOAL INTERNATIONAL CORP.、WACOAL AMERICA INC.
主要関連会社	㈱新栄ワコール、台湾華歌爾股份有限公司、THAI WACOAL PUBLIC CO.,LTD.、INDONESIA WACOAL CO.,LTD.

２．連結範囲及び持分法の適用の異動状況

連　結（新規）	WACOAL (UK) LTD.
連　結（除外）	ATLANTIC MFG LTD.

３．連結財務諸表の作成基準

米国預託証券（ＡＤＲ）の発行に関して要請された、米国において一般に認められた会計基準による用語・様式及び作成方法（以下「米国会計原則」という）に準拠して作成しております。なお、米国における会計に関する諸法令としては、証券取引委員会（ＳＥＣ）の届出及び報告書に関する様式規則（規則Ｓ－Ｘ）、会計連続通牒等があり、一般に認められた会計基準としては、財務会計基準審議会（ＦＡＳＢ）の基準書、会計原則審議会（ＡＰＢ)の意見書、会計手続委員会の会計調査公報（ＡＲＢ）等があります。従って「連結財務諸表規則」及び「連結財務諸表原則」に準拠して作成する場合とはその内容が異なっております。但し、セグメント情報は、「連結財務諸表規則」に基づいて作成しております。

４．重要な会計方針

（１）たな卸資産の評価基準
製品・商品及び仕掛品については主として総平均法、原材料については先入先出法により、いずれも低価法で評価しております。

（２）有形固定資産の評価基準及び減価償却の方法
有形固定資産は取得原価で評価しております。減価償却費はその資産の見積耐用年数（資産計上されたリース資産については、そのリース期間）をもとに主として定率法で算出しております。

（３）市場性のある有価証券及び投資有価証券の評価基準
ＦＡＳＢ基準書第115号の規定に準拠して、市場性のある有価証券及び投資有価証券を「売却可能有価証券」に分類し、公正価額により評価しております。なお、未実現評価損益は、税効果調整後の金額で資本の部のその他の包括利益累計額に区分表示しております。

（４）退職給付引当金
ＦＡＳＢ基準書第87号の規定に準拠して計上しております。

（５）外貨建長期債権・債務の換算
ＦＡＳＢ基準書第52号の規定に準拠して、決算日の為替相場による円換算額を付しております。また、株式に転換された外貨建転換社債の発行時と転換時のレート差による為替損益は、税効果調整後、資本剰余金に振り替えております。

（６）リース取引
ＦＡＳＢ基準書第13号の規定に準拠して、キャピタルリースについてはリース物件の公正価額で資産計上し、それに対応する未払債務を計上しております。

（７）消費税等の会計処理
消費税等の会計処理は税抜方式によっております。

（８）連結キャッシュ・フロー計算書
連結キャッシュ・フロー計算書の作成にあたり、３ヶ月以内の定期預金及び譲渡性預金は資金（現金及び現金同等物）に含めております。

（注記事項）

1．有価証券の時価等

	当　　期 平成１４年３月３１日現在				前　　期 平成１３年３月３１日現在			
	取得原価	総未実現利益	総未実現損失	公正価額	取得原価	総未実現利益	総未実現損失	公正価額
	百万円	百万円	百万円	百万円	百万円	百万円	百万円	百万円
有価証券								
国　　　債	299	1	0	300	—	—	—	—
社　　　債	20,483	42	26	20,499	7,696	39	79	7,656
金　融　債	17,641	18	140	17,519	17,010	102	28	17,084
投　資　信　託	1,897	1	13	1,885	9,758	3	2	9,759
計	40,320	62	179	40,203	34,464	144	109	34,499
投　資								
株　　　式	18,639	5,676	2,234	22,081	13,672	16,324	1,606	28,390
計	18,639	5,676	2,234	22,081	13,672	16,324	1,606	28,390

2．退職給付引当金

従業員退職金制度

当社及び子会社はいくつかの退職金制度を有しており、当社は厚生年金基金制度を、一部の子会社は適格年金制度を採用しております。

年金保険数理に基づいて計算された将来支給予測額の現価額、年金資産の公正価額の増減及び関連情報は以下のとおりです。

	平成14年３月31日	平成13年３月31日
将来支給予測額の現価額の増減		
将来支給予測額の現価額の期首残高	44,655 百万円	42,047 百万円
勤　務　費　用	2,368	2,256
金　利　費　用	1,490	1,410
従業員負担の拠出額	484	472
保険数理計算に基づく数理差異等	1,917	926
過去勤務債務に基づく差異	△ 1,151	△ 1,209
年金資産からの年金給付額	△ 953	△ 870
会社からの年金給付額	△ 379	△ 377
将来支給予測額の現価額の期末残高	48,431	44,655
年金資産の公正価額の増減		
年金資産の期首残高	27,323	27,971
実　際　増　殖　額	△ 1,351	△ 2,136
会社負担の年金拠出額	2,298	1,886
従業員負担の拠出額	484	472
年　金　給　付　額	△ 953	△ 870
年金資産の期末残高	27,801	27,323
退職給付信託の期首残高	5,464	—
実　際　増　殖　額	△ 1,303	△ 2,242
会社の信託拠出額	-	7,706
退職給付信託の期末残高	4,161	5,464
将来支給予測額の年金資産超過額	16,469	11,868
未認識数理計算上の差異	△11,590	△ 7,425
未認識過去勤務債務（債務の減額）	2,229	1,158
新基準採用時の純資産の未償却残高	235	353
純　認　識　差　額	7,343	5,954

連結貸借対照表上における純認識差額の内訳

退職給付引当金	11,567	5,954
その他の包括利益累計額（税効果控除前）	△ 4,224	-
合計	7,343	5,954

	平成14年3月期	平成13年3月期
期間退職金費用		
勤務費用	2,368 百万円	2,256 百万円
金利費用	1,490	1,410
年金資産期待運用益	△ 939	△ 923
未認識差損の償却・繰延等の純額	1,105	2,272
計	4,024	5,015

上記の年金保険数理計算の基礎となった割引率、昇給予想率及び年金資産の長期運用利回りは、平成14年3月期及び平成13年3月期においてそれぞれ、3.0%及び3.5%、0.4%及び1.0%、3.0%及び1.5%であります。未認識差損は平均残存勤務年数(12年)で定率償却しており、ＦＡＳＢ基準書第87号の規定採用時の移行時差異は15年間で定額償却しております。

なお、当期において、厚生年金基金規約の改正に伴う給付開始年齢の引き上げにより、過去勤務債務が発生しております。当該過去勤務債務は平均残存勤務年数(12年)で定額償却を行なっております。

役員退職慰労金制度

退職給付引当金には、役員の退職慰労金の支払のための役員退職慰労引当金が含まれております。平成14年3月31日及び平成13年3月31日における役員退職慰労引当金の残高はそれぞれ767百万円及び755百万円であります。

３．税効果会計

法人税等負担率は、以下の事由により法定実効税率と相違しております。

	平成14年３月期	平成13年３月期
法定実効税率	42.1 %	42.1 %
増加（△減少）の理由		
損金不算入費用	3.8	1.2
評価性引当金	2.3	0.5
在外関係会社の未分配利益	1.1	2.6
その他	0.4	△ 1.4
法人税等負担率	49.7	45.0

繰延税金資産負債の要因となった一時差異等の影響は以下のとおりです。

	平成14年３月31日		平成13年３月31日	
	繰延税金資産	繰延税金負債	繰延税金資産	繰延税金負債
返品調整引当金	908 百万円		716 百万円	
在庫の評価減	854		855	
関係会社間の内部利益	127		157	
賞与引当金	1,342		931	
固定資産圧縮記帳		1,800 百万円		1,832 百万円
在外関係会社の未分配利益		2,050		1,818
有価証券の未実現損益		1,400		4,557
有価証券の交換益		2,080		1,716
長期前払費用	404		358	
事業税	175		289	
有給休暇の未払	948		1,066	
退職金費用	3,498		996	
繰越欠損金	614		1,128	
その他の一時差異	1,521	663	1,402	739
小計	10,391	7,993	7,898	10,662
評価性引当金	△ 607		△ 931	
合計	9,784	7,993	6,967	10,662

4．デリバティブ取引の契約額、時価及び評価損益

当社は、外国為替及び金利の変動リスクに備える目的で、金融派生商品として、先物予約契約及び金利スワップ契約を用いております。

（1）市場取引以外の取引として為替予約取引（ドル買円売）がありますが、前期末においては、評価損益及び契約額はいずれも少額であり重要性に乏しく、当期末においては当該為替予約残高がないため、記載を省略しております。

（2）当社は、資金運用における利回り向上及び金利の変動によって発生する借入債務にかかる損失を軽減する為に、金利スワップ契約を締結しておりますが、評価損益及び契約額がいずれも少額であり重要性に乏しいため、記載を省略しております。

Ⅴ．セグメント情報

（１）事業の種類別セグメント情報

当期（平成１３年４月１日～平成１４年３月３１日）　　　　（単位：百万円）

	繊維製品及び関連製品	その他	計	消去又は全社	連結
Ⅰ．売上高 (1)外部顧客に対する売上高	146,438	16,391	162,829	――	162,829
(2)セグメント間の内部売上高	――	7,324	7,324	△ 7,324	――
計	146,438	23,715	170,153	△ 7,324	162,829
営業費用	136,878	24,865	161,743	△ 6,100	155,643
営業利益	9,560	△ 1,150	8,410	△ 1,224	7,186
Ⅱ．資産，減価償却費及び資本的支出					
資産	114,728	16,418	131,146	92,839	223,985
減価償却費	3,091	303	3,394	139	3,533
資本的支出	2,097	43	2,140	0	2,140

前期（平成１２年４月１日～平成１３年３月３１日）　　　　（単位：百万円）

	繊維製品及び関連製品	その他	計	消去又は全社	連結
Ⅰ．売上高 (1)外部顧客に対する売上高	145,718	16,305	162,023	――	162,023
(2)セグメント間の内部売上高	――	4,508	4,508	△ 4,508	――
計	145,718	20,813	166,531	△ 4,508	162,023
営業費用	134,746	20,916	155,662	△ 3,263	152,399
営業利益	10,972	△ 103	10,869	△ 1,245	9,624
Ⅱ．資産，減価償却費及び資本的支出					
資産	114,828	17,138	131,966	100,296	232,262
減価償却費	2,821	305	3,126	139	3,265
資本的支出	1,537	23	1,560	0	1,560

（注）セグメント情報は、「連結財務諸表規則」に基づいて作成しております。

（２）所在地別セグメント情報

当期（平成１３年４月１日～平成１４年３月３１日）　（単位：百万円）

	日　本	アジア	欧　米	計	消去又は全社	連　結
Ⅰ．売　上　高 (1)外部顧客に対する売上高	145,930	4,649	12,250	162,829	——	162,829
(2)セグメント間の内部売上高	523	2,911	——	3,434	△ 3,434	——
計	146,453	7,560	12,250	166,263	△ 3,434	162,829
営　業　費　用	139,424	6,998	11,431	157,853	△ 2,210	155,643
営　業　利　益	7,029	562	819	8,410	△ 1,224	7,186
Ⅱ．資　産	120,256	16,958	7,433	144,647	79,338	223,985

（注）１．セグメント情報は、「連結財務諸表規則」に基づいて作成しております。
２．本邦以外の区分に属する主な国又は地域
アジア：東アジア及び東南アジア諸国
欧　米：米国及びヨーロッパ諸国
３．前期は、全セグメントの売上高及び資産の各々の合計額に占める本邦の割合がいずれも９０％超であるため、記載を省略しております。

（３）海外売上高

当期（平成１３年４月１日～平成１４年３月３１日）　（単位：百万円）

	アジア	欧　米	計
Ⅰ．海外売上高	4,649	12,250	16,899
Ⅱ．連結売上高			162,829
Ⅲ．連結売上高に占める海外売上高の割合	2.9 %	7.5 %	10.4 %

（注）１．セグメント情報は、「連結財務諸表規則」に基づいて作成しております。
２．各区分に属する主な国又は地域
アジア：東アジア及び東南アジア諸国
欧　米：米国及びヨーロッパ諸国
３．前期は、海外売上高が連結売上高の１０％未満であるため、記載を省略しております。

Ⅵ. 生産及び販売の状況

（1） 生産実績

事業の種類別セグメントの名称	当期 自平成13年 4月1日 至平成14年3月31日		前期 自平成12年 4月1日 至平成13年3月31日	
	金額	構成比	金額	構成比
	百万円	%	百万円	%
繊維製品及び関連製品	７０，６７３	100.0	７１，７２０	100.0

（2） 販売実績

事業の種類別セグメントの名称			当期 自平成13年 4月 1日 至平成14年 3月31日		前期 自平成12年 4月 1日 至平成13年 3月31日	
			金額	構成比	金額	構成比
			百万円	%	百万円	%
繊維製品及び関連製品	インナーウェア	ファンデーション・ランジェリー	１１６，０９６	71.3	１１５，０７２	71.0
		ナイトウェア	１２，７１４	7.8	１２，６３４	7.8
		リトルインナー	２，４７０	1.5	２，７５５	1.7
	小計		１３１，２８０	80.6	１３０，４６１	80.5
	アウターウェア・スポーツウェア		９，５８８	5.9	９，３３７	5.8
	レッグニット		１，７７７	1.1	１，６３８	1.0
	その他の繊維製品及び関連製品		３，７９３	2.3	４，２８２	2.6
	計		１４６，４３８	89.9	１４５，７１８	89.9
その他			１６，３９１	10.1	１６，３０５	10.1
合計			１６２，８２９	100.0	１６２，０２３	100.0

Ⅶ．平成１４年３月期　個別財務諸表の概要

平成１４年　５月１４日

上場会社名　株式会社ワコール　　上場取引所　東・大
コード番号　３５９１　　本社所在都道府県　京都府
(URL http://www.wacoal.co.jp/)
問合せ先　責任者役職名　取締役　スタッフ担当
氏　名　末澤昭一　　TEL (075)682-1010

決算取締役会開催日　平成１４年　５月１４日　　中間配当制度の有無　無
定時株主総会開催日　平成１４年　６月２７日　　単元株制度採用の有無　有（1単元　1,000株）

１．１４年３月期の業績　（平成１３年　４月　１日～平成１４年　３月３１日）

（１）経営成績　　（注）表示金額は百万円未満を切捨てております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
１４年３月期	１２８，４３１	△ 0.1	７，７５４	△ 3.8	９，１０７	△ 5.3
１３年３月期	１２８，５６６	△ 2.6	８，０５７	△21.4	９，６１９	△12.0

	当期純利益		１株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円　銭	円　銭	%	%	%
１４年３月期	４，８０４	1.3	３２　０３	――――	３．０	４．６	７．１
１３年３月期	４，７４１	△26.1	３０　９９	――――	３．０	５．０	７．５

（注）①期中平均株式数　14年3月期　149,985,724 株　13年3月期　152,992,548 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

（２）配当状況

	１株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
	円　銭	円　銭	円　銭	百万円	%	%
１４年３月期	１３　５０	――――	１３　５０	２，０１３	４１．９	１．３
１３年３月期	１３　５０	――――	１３　５０	２，０４０	４３．０	１．３

（３）財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円　銭
１４年３月期	１９２，１２８	１５８，４１２	８２．５	１，０６２　３８
１３年３月期	２０１，７３４	１６２，０４６	８０．３	１，０７２　３３

（注）①期末発行済株式数　14年3月期　149,111,694 株　13年3月期　151,116,685 株
②期末自己株式数　14年3月期　4,991 株　13年3月期　168 株

２．１５年３月期の業績予想（平成１４年　４月　１日～平成１５年　３月３１日）

	売上高	経常利益	当期純利益	１株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円　銭	円　銭	円　銭
中間期	６８，０００	６，９００	３，８００	――	――	――
通期	１２９，０００	９，７００	５，０００	――	１３　５０	１３　５０

（参考）１株当たり予想当期純利益（通期）　３３円５３銭

※上記の予想は、本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は、今後様々な要因によって大きく異なる結果となる可能性があります。
なお、上記業績予想に関する事項は、添付資料の６ページをご参照下さい。

Ⅷ－１．貸借対照表

科目	当期 平成14年３月31日現在		前期 平成13年３月31日現在		増減金額
（資産の部）	百万円	%	百万円	%	百万円
Ⅰ 流動資産	87,751	45.7	96,575	47.9	△ 8,824
現金及び預金	30,602		37,334		△ 6,732
受取手形	1,392		1,882		△ 490
売掛金	14,346		14,869		△ 523
有価証券	17,393		18,079		△ 686
製品及び商品	16,337		17,126		△ 789
原材料	211		154		56
仕掛品	38		44		△ 5
有償支給材料	1,929		2,579		△ 649
短期貸付金	2,427		814		1,612
繰延税金資産	2,762		3,358		△ 596
その他	555		553		2
貸倒引当金	△ 245		△ 222		△ 23
Ⅱ 固定資産	104,377	54.3	105,158	52.1	△ 781
１．有形固定資産	48,038	25.0	49,030	24.3	△ 992
建物	23,011		24,088		△ 1,077
構築物	542		571		△ 29
機械装置	19		17		1
車両運搬具	33		18		15
工具器具備品	2,684		2,615		68
土地	21,718		21,718		—
建設仮勘定	28		—		28
２．無形固定資産	1,707	0.9	1,579	0.8	128
営業権	505		643		△ 137
借地権	585		585		—
その他	616		350		265
３．投資その他の資産	54,631	28.4	54,548	27.0	83
投資有価証券	46,469		46,049		419
子会社株式・出資金	5,042		5,268		△ 225
長期貸付金	747		898		△ 150
施設借用保証金	956		858		98
その他	2,200		1,965		234
貸倒引当金	△ 785		△ 492		△ 293
資産合計	192,128	100.0	201,734	100.0	△ 9,605

科目	当期 平成14年3月31日現在		前期 平成13年3月31日現在		増減金額
(負債の部)	百万円	%	百万円	%	百万円
Ⅰ 流動負債	24,751	12.9	27,572	13.7	△ 2,820
支払手形	3,779		5,947		△ 2,167
買掛金	6,447		6,027		419
未払金	5,472		4,874		597
未払費用	140		216		△ 75
未払法人税等	1,744		2,990		△ 1,245
賞与引当金	3,450		3,550		△ 100
返品調整引当金	1,600		1,670		△ 70
その他	2,116		2,295		△ 178
Ⅱ 固定負債	8,963	4.6	12,115	6.0	△ 3,151
繰延税金負債	3,019		6,951		△ 3,931
退職給付引当金	4,646		3,994		651
役員退職慰労引当金	581		536		44
その他	716		632		84
負債合計	33,715	17.5	39,687	19.7	△ 5,971
(資本の部)					
Ⅰ 資本金	13,260	6.9	13,260	6.6	—
Ⅱ 資本準備金	25,273	13.2	25,273	12.5	—
Ⅲ 利益準備金	3,315	1.7	3,315	1.6	—
Ⅳ その他の剰余金	111,102	57.8	110,772	54.9	329
固定資産圧縮積立金	2,435		2,503		△ 67
配当平均積立金	3,000		3,000		—
別途積立金	100,000		100,000		—
当期未処分利益	5,667		5,269		397
(うち当期純利益)	(4,804)		(4,741)		(62)
Ⅴ その他有価証券評価差額金	5,467	2.9	9,425	4.7	△ 3,958
Ⅵ 自己株式	△ 5	0.0	—	−	△ 5
資本合計	158,412	82.5	162,046	80.3	△ 3,634
負債及び資本合計	192,128	100.0	201,734	100.0	△ 9,605

Ⅷ－２．損益計算書

科目	当期 自平成13年4月1日 至平成14年3月31日		前期 自平成12年4月1日 至平成13年3月31日		増減金額
	百万円	%	百万円	%	百万円
Ⅰ 売上高	128,431	100.0	128,566	100.0	△134
Ⅱ 売上原価	67,069	52.2	67,081	52.2	△12
売上総利益	61,361	47.8	61,484	47.8	△122
Ⅲ 販売費及び一般管理費	53,607	41.8	53,427	41.5	180
営業利益	7,754	6.0	8,057	6.3	△303
Ⅳ 営業外収益	1,564	1.2	1,644	1.3	△80
受取利息	334		353		△18
受取配当金	672		787		△115
その他	557		503		53
Ⅴ 営業外費用	210	0.1	82	0.1	128
支払利息	8		14		△6
その他	202		68		134
経常利益	9,107	7.1	9,619	7.5	△511
Ⅵ 特別利益	8	0.0	7,037	5.4	△7,029
固定資産売却益	8		88		△79
投資有価証券売却益	—		368		△368
退職給付信託設定益	—		6,581		△6,581
Ⅶ 特別損失	928	0.7	8,499	6.6	△7,571
固定資産廃棄損	88		85		2
貸倒損失	—		324		△324
貸倒引当金繰入額	301		119		182
投資有価証券評価損	85		147		△62
子会社株式評価損	453		109		344
退職給付に係る会計基準変更時差異	—		7,713		△7,713
税引前当期純利益	8,187	6.4	8,157	6.3	30
法人税、住民税及び事業税	3,840	3.0	4,780	3.7	△940
法人税等調整額	△456	△0.3	△1,364	△1.1	907
当期純利益	4,804	3.7	4,741	3.7	62
前期繰越利益	3,237		3,330		△93
自己株式消却額	2,374		2,802		△428
当期未処分利益	5,667		5,269		397

Ⅷ－３．利益処分案

科目	当期 自平成13年 4月 1日 至平成14年 3月31日	前期 自平成12年 4月 1日 至平成13年 3月31日	増減金額
	百万円	百万円	百万円
当期未処分利益	5，667	5，269	397
固定資産圧縮積立金取崩額	67	67	0
合計	5，735	5，337	397
株主配当金	2，013	2，040	△ 27
	（1株につき13円50銭）	（1株につき13円50銭）	
役員賞与金	55	60	△ 5
（うち取締役賞与金）	（52）	（56）	（△ 3）
（うち監査役賞与金）	（2）	（3）	（△ 1）
次期繰越利益	3，667	3，237	430

＜個別財務諸表作成の基本となる事項＞

１．資産の評価基準及び評価方法

(1) 有価証券の評価基準及び評価方法

子会社及び関連会社株式······ 移動平均法による原価法

その他有価証券

時価のあるもの············ 期末決算日の市場価格等に基づく時価法
(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定しております)

時価のないもの············ 移動平均法による原価法

(2) たな卸資産の評価基準及び評価方法·· 先入先出法による低価法

２．固定資産の減価償却の方法

(1) 有形固定資産·····················定率法（但し、平成１０年４月１日以降取得した建物（建物付属設備を除く）については定額法）
なお、主な耐用年数は以下のとおりです。

建物及び構築物	5～50年
機械装置及び車両運搬具	6～12年
工具器具備品	5～20年

(2) 無形固定資産·····················定額法
なお、自社利用のソフトウェアについては、社内における見込利用可能期間（５年）による定額法

３．引当金の計上基準

(1) 貸倒引当金····················· 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 賞与引当金····················· 従業員に支給する賞与に充てるため、支給見込額に基づき計上しております。

(3) 返品調整引当金················· 売上高と戻り高の対応関係を明確にするため、過去の返品率等を勘案し、将来の返品に伴う損失予想額を計上しております。

(4) 退職給付引当金················· 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

(5) 役員退職慰労引当金············· 役員の退職慰労金の支出に備えるため、役員退職慰労金支給に関する内規に基づく期末要支給額を計上しております。

４．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

５．消費税等の会計処理

税抜方式によっております。

＜追加情報＞

自己株式

13年3月期において流動資産のその他に含めていた自己株式（0百万円）は、財務諸表等規則の改正により、14年3月期においては、資本の部の末尾に表示しております。

＜注記事項＞

	（当　期）	（前　期）
1．有形固定資産の減価償却累計額	27,005百万円	25,636百万円

2．リース取引に関する事項

（1）所有権移転外ファイナンスリース

①取得価額相当額、減価償却累計額相当額及び期末残高相当額

	（工具器具備品）	（工具器具備品）
取得価額相当額	442百万円	328百万円
減価償却累計額相当額	237	245
期末残高相当額	205	83

②未経過リース料期末残高相当額

一年以内	125百万円	53百万円
一年超	153	91
合計	279	144

なお、未経過リース料残高に重要性がないため、上記の金額は支払利子込み法により算定しております。

③支払リース料等

支払リース料	87百万円	89百万円
減価償却費相当額	96	79

（2）オペレーティングリース
未経過リース料

一年以内	86百万円	233百万円
一年超	94	53
合計	181	287

3．当期中の発行済株式数の減少内訳

利益による自己株式消却	2,000千株	3,000千株
株式の取得価額の総額	2,374百万円	2,802百万円

4．当期末日満期手形の会計処理については、手形交換日をもって決済処理しております。
なお、当期の末日は金融機関の休日であったため、期末日満期受取手形56百万円が当期末残高に含まれております。

5．関連会社株式で時価のあるもの

貸借対照表計上額	1,263百万円	1,263百万円
時価	2,803	1,985
差額	1,540	721

6．保証類似行為残高

子会社の金融機関からの借入金等に対する経営指導念書の差入れ	2,006百万円(4社)	2,893百万円(4社)

7．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	（当　期）	（前　期）
繰延税金資産		
在庫評価減	605百万円	963百万円
退職給付引当金損金算入限度超過額	1,228	824
賞与引当金損金算入限度超過額	1,004	751
返品調整引当金損金算入限度超過額	657	686
長期前払費用	388	357
未払事業税	138	223
貸倒引当金損金算入限度超過額	309	197
減価償却超過額	242	143
その他	874	873
繰延税金資産合計	5,449	5,022
繰延税金負債		
その他有価証券評価差額金	△3,977	△6,838
固定資産圧縮積立金	△1,721	△1,770
その他	△　7	△　5
繰延税金負債の合計	△5,706	△8,615
繰延税金資産（負債）の純額	△　257	△3,592

Ⅸ. 役員の異動　（平成14年6月27日）

平成14年6月27日開催予定の第54期定時株主総会終了後から、執行役員制度を導入します。
これは、コーポレートガバナンス強化の一環として、取締役会の意思決定・監督機能の強化と業務執行責任の明確化を図ることを目的とします。尚当面の間、取締役は執行役員を兼務します。
役員の異動および執行役員（予定）については次のとおりです。

1．取締役

（1）新任取締役候補

近藤　達也　（ウエルネス事業部長）

（2）退任予定取締役

小嶋　英司　（取締役副社長）
河﨑　洋治　（取締役副社長）
和田　善之　（専務取締役）
田中　克彦　（常務取締役）

（3）役員の昇格

専務取締役	坂上　博	（常務取締役）
専務取締役	市橋　一昭	（常務取締役）
常務取締役	末澤　昭一	（取締役）

2．執行役員候補

塚本　能交	（代表取締役社長）
坂上　博	（専務取締役　事業戦略・事業推進支援スタッフ担当　兼 ｺｰﾎﾟﾚｰﾄｺﾐｭﾆｹｰｼｮﾝｾﾝﾀｰ担当）
市橋　一昭	（専務取締役　ワコールブランド事業本部長）
末澤　昭一	（常務取締役　人事・総務・経理関連スタッフ担当　兼 スパイラル営業部担当）
落合　徹	（取締役　国際事業本部長）
山本　雅之	（取締役　ワコールブランド事業本部　チェーンストア統括店長）
宮本　進	（取締役　国際事業本部　副本部長　兼　中国担当）
伊藤　勇三	（取締役　ウイングブランド事業本部長）
佐藤　潤一郎	（取締役　生産革新本部長　兼　ワコールブランド事業本部　生産統括部長）
加藤　道彦	（取締役　社長室長　兼　総務部長）
飯田　量康	（取締役　ライフステージ事業部長　兼　マーケット開発推進部長）

柏谷　久美　　（取締役　人間科学研究所長）
近藤　達也　　（取締役　ウエルネス事業部長）

小竹　　元　　（ワコールブランド事業本部　事業統括部長）
白石　公明　　（ワコールブランド事業本部　商品統括部長）
佐藤　峰裕　　（ワコールブランド事業本部　東京店（百貨店担当）店長）
橋詰　芳郎　　（ワコールブランド事業本部　東京店（専門店担当）店長）
田中　　明　　（ワコールブランド事業本部　大阪店（百貨店担当）店長）
清水　恒夫　　（ワコールブランド事業本部　大阪店（専門店担当）店長）
山田　　龍　　（ワコールブランド事業本部　パーソナルウエア営業部長）
半谷　和明　　（ワコールブランド事業本部　ファミリーウエア営業部長）
上新　雅裕　　（ウイングブランド事業本部　京都店長）
本間　茂樹　　（ウイングブランド事業本部　東京店長）
成田　　堯　　（カタログ販売事業部長）
大野　禎康　　（技術革新本部長）
松田　伸裕　　（経営管理部長）
山本　忠司　　（人事部長）

以　上

Attachment 2

Press Release Regarding the Company's Repurchase of Its Shares

(English Translation)

May 14, 2002

To whom it may concern:

WACOAL CORP.
Yoshikata Tsukamoto, President and Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact: Nobuhiro Matsuda
Director of Corporate Planning Department
(Tel: 075-682-1010)

Notice Regarding Repurchase of Shares
(Repurchase of Shares under Article 210 of the Commercial Code)

We are pleased to advised you that, at its meeting held on May 14, 2002, the Board of Directors of WACOAL CORP. resolved to propose an agenda regarding the repurchase of its shares as described below under Article 210 of the Commercial Code, to the General Shareholders' Meeting for the 54th Term to be held on June 27, 2002.

1. Reasons for Repurchase

To be able to implement capital plans flexibly in response to changes in the business environment.

2. Details of Repurchase (for the period ending at the conclusion of the General Shareholders' Meeting to be held with respect to the fiscal period which ends after this Board resolution)

(1)	Type of shares to be repurchased:	Shares of common stock of WACOAL CORP.
(2)	Aggregate number of shares to be repurchased:	Up to 5 million shares (3.35% of the total number of issued and outstanding shares)
(3)	Aggregate purchase price of shares:	Up to 5 billion yen
(4)	Schedule for repurchase:	To be determined by the Board of Directors

Note: The above is subject to the approval of the agenda regarding "Repurchase of Shares" at the General Shareholders' Meeting for the 54th Term to be held on June 27, 2002.